Unofficial English Translation of Press Release Dated May 6, 2004

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     Banco de Galicia y Buenos Aires S.A. Announces Results of Restructuring

BUENOS AIRES, May 6, 2004 - Banco de Galicia y Buenos Aires S.A., a corporation organized under the laws of the Republic of Argentina (Buenos Aires Stock
Exchange: GALI, the "Bank" or "Banco Galicia"), announced today the results of its concurrent bank debt restructuring and exchange offer to holders of its 9% Notes due 2003 and Step Up Floating Rate Notes due 2002. The bank debt restructuring, together with the exchange offer, are referred to as the "restructuring". Settlement of the restructuring is expected to occur on May 18, 2004.

In the restructuring, the Bank offered its creditors the ability to exchange their existing debt for units in a par-for-par first step exchange offer and, in an optional second step to the exchange, to receive cash, Bonos del Gobierno Nacional due August 3, 2012, issued by the Republic of Argentina ("Boden 2012"), new instruments of the Bank or preferred shares of Grupo Financiero Galicia S.A. ("Grupo Galicia"), in each case, subject to proration and certain other conditions. Creditors holding US$1,320.9 million of the Bank's debt participated in the restructuring, representing 98.2% in aggregate principal amount of all debt that was subject to the restructuring.

The Bank announced that, of the elections made by creditors in the second step exchange offer and the concurrent bank debt restructuring, the only election that was oversubscribed was the equity participation offer and the similar offer in the concurrent bank debt restructuring. As a result, the equity participation offer and the similar offer in the concurrent bank debt restructuring will be subject to a proration factor of approximately 45.6%.

After prorationing, creditors participating in the equity participation offer and the similar offer in the concurrent bank debt restructuring will receive a combination of medium term instruments and preferred shares (or, in lieu of preferred shares, cash, if any, paid to Grupo Galicia by existing shareholders electing to subscribe preferred shares in the rights offering described in the pricing supplement for the offers). In addition, if such creditors did not select an alternative tender option, they will receive a combination of long term instruments and subordinated instruments for units not accepted in the equity participation offer and the similar offer in the concurrent bank debt restructuring as a result of prorationing. Creditors participating in the equity participation offer that did select the alternative tender option will receive cash (and not Boden 2012) in respect of units not accepted in the equity participation offer as a result of prorationing.

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The specific amount of preferred shares and cash to be received by creditors participating in the equity participation offer and the similar offer in the concurrent bank debt restructuring depends on the outcome of the preemptive and accretion rights offering by Grupo Galicia to its existing shareholders, which is set to expire on May 17, 2004.

The Bank also announced that on the settlement date, the Bank will apply US$
42.4 million not used in the cash tender offer and the similar offer in the concurrent bank debt restructuring to prepay at par (plus accrued interest) on a pro rata basis the long term instruments to be issued to creditors participating in the restructuring.

Based on the final amounts validly tendered, the Bank will issue the following new instruments on the settlement date:

     US$ 635.7 million of long term instruments, of which US$ 452.1 million will be U.S. dollar denominated notes due 2014;

     US$ 400.0 million of medium term instruments, of which US$ 349.8 million will be U.S. dollar denominated notes due 2010; and

     US$ 225.9 million of subordinated instruments, of which US$ 214.2 million will be U.S. dollar denominated subordinated notes due 2019.

Finally, the Bank announced that a total of US$ 13.6 million will be paid to creditors participating in the cash tender offer and the similar offer in the concurrent bank debt restructuring, and US$ 57.1 million of Boden 2012 will be transferred to creditors participating in the Boden tender offer and the similar offer in the concurrent bank debt restructuring. In accordance with the terms of the restructuring, the Bank will make a payment equal to US$ 16.4 million on account of accrued interest.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system and a leading financial services provider in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to individuals and corporations.

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION INTO
THE UNITED STATES. THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND, EXCEPT AS DESCRIBED BELOW, WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE LAWS OF ANY STATE, AND, ABSENT REGISTRATION UNDER THE SECURITIES ACT, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT

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AND APPLICABLE STATE LAWS. GRUPO GALICIA INTENDS TO REGISTER UNDER THE
SECURITIES ACT RESALES OF THE CLASS B SHARES TO BE ISSUED UPON CONVERSION OF THE PREFERRED SHARES IN ACCORDANCE WITH THE TERMS SET FORTH THEREIN. ANY PUBLIC OFFERING OF THE CLASS B SHARES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE SELLING SECURITY HOLDERS THAT WILL CONTAIN DETAILED INFORMATION ABOUT GRUPO GALICIA AND ITS MANAGEMENT AS WELL AS ITS FINANCIAL STATEMENTS.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH JURISDICTION.

THE OFFERING OF THE NEW NOTES AND BODEN 2012 IS BEING MADE IN ARGENTINA BY A SEPARATE PRICING SUPPLEMENT IN SPANISH. THE OFFERING IN ARGENTINA OF THE PREFERRED SHARES IS BEING MADE BY AN EQUITY PROSPECTUS IN SPANISH.